November 8, 2007

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Mail Stop 6010

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:

PharmaNet Development Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 22, 2007
File No. 001-16119

Dear Mr. Rosenberg:

This letter is submitted on behalf of PharmaNet Development Group, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated August 17, 2007 (the “Comment Letter”), the Staff’s follow-up verbal comments which were received on October 2, 2007 and our conference call with the Staff on October 4, 2007 and the Staff’s second follow-up verbal comments which were received on November 5, 2007.

On our October 4, 2007 conference call, the Staff requested that we examine the materiality of the sale-leaseback transaction in the Consolidated Statements of Cash Flows presented in the Form 10-Q for the Period Ended March 31, 2007, subject to the guidance set forth in the Commission Staff Accounting Bulletin 99 and submit such analysis to the Staff for their review. Such analysis was sent to the Commission on October 11, 2007.

Subsequently, pursuant to our November 5, 2007 discussion, we confirm that:

•

our quarterly report on Form 10-Q for the period ending September 30, 2007 will reflect the investing and financing activities, disclosed in the Statement of Cash Flows, related to the sale and subsequent leaseback of the Company’s subsidiary facility, located in Quebec City, Canada (the “Transaction”) as non-cash. The culmination of the Transaction will also be disclosed accordingly in the Notes to the Consolidated Financial Statements.

Securities and Exchange Commission
November 8, 2007

We also confirm that in our annual report on Form 10-K for the year ended December 31, 2007, we will:

•

modify the Consolidated Statements of Cash Flows for all periods presented to remove the non-cash portion of the Transaction from investing and financing activities;

•

present a table, which will disclose the relationship between our prior reported treatment of the Transaction and the current non-cash treatment of the Transaction; and

•

clarify our disclosure in the Notes to the Consolidated Financial Statements to indicate that prior periods are now reflecting the Transaction as non-cash.

Finally, we confirm that in our disclosures we will not identify the modifications to the financial treatment of the Transaction as a reclassification.

We believe the foregoing agreed upon actions are responsive to the Staff’s request. If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (609) 951-6578.

Sincerely,

/s/ JOHN P. HAMILL

John P. Hamill EVP and Chief Financial Officer

cc.

Jeffrey P. McMullen, President and Chief Executive Officer

Tom Valvano, Grant Thornton LLP

Emilio Ragosa, Esq., Morgan, Lewis & Bockius LLP